AB 3/28

-BP 3/11

12012594

SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ParaCap Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6150 Parkland Blvd. Suite 250
(No. and Street)

Mayfield	Ohio	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village	Ohio	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aw 3/2

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ParaCap Group, LLC, as of 12/31/2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MARS DIAMOS
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMMISSION EXPIRES FEBRUARY 15, 2014

Notary Public

Signature

FINOP & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARACAP GROUP, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

PARACAP GROUP, LLC

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER
PARACAP GROUP, LLC

We have audited the accompanying statement of financial condition of ParaCap Group, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ParaCap Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 27, 2012

PARACAP GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,154,995
Accounts receivable	170,946
Prepaid expenses	2,509
Deposits	7,371
	$ 1,335,821

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 61,268
Accrued liabilities	461,000
Due to parent	30,206
	552,474
MEMBER'S EQUITY	783,347
	$ 1,335,821

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

REVENUE	
Underwriting and consulting fees	$ 3,052,679
Interest income	7,438
Other income	28,608
	3,088,725
EXPENSES	
Compensation and payroll taxes	1,695,137
Dues and subscriptions	76,267
Licensing	14,060
Marketing	6,126
Office related expenses	21,752
Professional fees	75,439
Rent	90,663
Travel and entertainment	36,987
	2,016,431
NET INCOME	$ 1,072,294

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

MEMBER'S EQUITY, BEGINNING OF YEAR	$ 361,053
DISTRIBUTIONS	(650,000)
NET INCOME	1,072,294
MEMBER'S EQUITY, END OF YEAR	$ 783,347

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,072,294
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided by (used in) changes in the followings items:		
Increase in accounts receivable	$ (130,946)	
Increase in prepaid expenses	(1,075)	
Increase in accounts payable	43,458	
Increase in accrued liabilities	453,500	364,937
Net cash provided by operating activities		1,437,231
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net repayment on advances from parent	(53,096)	
Distributions	(650,000)	
Net cash used in financing activities		(703,096)
NET INCREASE IN CASH AND CASH EQUIVALENTS		734,135
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		420,860
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 1,154,995

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ParaCap Group, LLC (the Company), an Ohio limited liability company, is a securities broker-dealer conducting business in the state of Ohio. The Company primarily provides capital raising and corporate development services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

The Company is a wholly-owned subsidiary of Paragon Capital Group, LLC (the Parent).

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement (e.g. per the terms of an engagement letter) and as services are provided. Engagement letter terms may dictate revenue recognition via retainer fees, fees linked to services, and reimbursement of out-of-pocket expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable as of December 31, 2011 are due from several customers. During the year, credit is extended to various customers based on an evaluation of the customers' financial condition and the terms of the engagement letter. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company's previous loss history, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At December 31, 2011, the Company considers all accounts receivable to be fully collectible and, therefore, did not provide an allowance for doubtful accounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company taxed as a single member LLC in which all elements of income and deductions are included in the tax returns of the member of the Company. Therefore, no provision for Federal income or state taxes has been included in these financial statements.

The Parent files information returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Parent is no longer subject to examination by tax authorities for years before 2008.

Subsequent Events

The Company evaluated subsequent events through February 27, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company exceeded its net capital requirement.

3. RELATED PARTY TRANSACTIONS

The Parent regularly advances money on a short-term basis to the Company to fund payroll and various operating expenses. The Company's outstanding liability due to the Parent as of December 31, 2011 is $30,206.

4. CONCENTRATION OF CREDIT RISK

Revenue from one customer comprised approximately 13% of revenue for the year ended December 31, 2011. Accounts receivable from two customers comprised approximately 89% of accounts receivable at December 31, 2011.

The Company places its cash with regulated financial institutions. Balances with the financial institutions may exceed insured limits.

5. OPERATING LEASE

The Company leases office space, which has a five year lease term ending on July 31, 2015 with a three year renewal option. Total lease expense for the year ended December 31, 2011, was $90,663. Future annual minimum lease payments are as follows:

YEAR ENDING DECEMBER 31,	
2012	$ 93,500
2013	96,718
2014	100,029
2015	59,486
	$ 349,733

PARACAP GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

PARTNERSHIP CAPITAL	$ 783,347
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL	
Other non-allowable assets	180,826
NET CAPITAL	602,521
MINIMUM REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 502,521

See the reconciliation on page 14 between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding December 31, 2011 FOCUS Report, as filed by the Company.

See the accompanying Report of Independent Registered Public Accounting Firm.

PARACAP GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2011

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i).

See the accompanying Report of Independent Registered Public Accounting Firm.

PARACAP GROUP, LLC

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2011

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i).

See the accompanying Report of Independent Registered Public Accounting Firm.

PARACAP GROUP, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2011

Not required to prepare. ParaCap Group, LLC does not affect trades in the commodity markets.

See the accompanying Report of Independent Registered Public Accounting Firm.

PARACAP GROUP, LLC

STATEMENT OF CHANGES TO LIABILITIES SUBORDINATED TO CREDITORS
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2011

Not required to prepare. ParaCap Group, LLC had no liabilities subordinated to creditors.

See the accompanying Report of Independent Registered Public Accounting Firm.

PARACAP GROUP, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2011

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total partnership capital from statement of financial condition	$ 783,347	$ 1,277,677	$ (494,330)
6a	Total non-allowable assets from statement of financial condition	(180,826)	(196,066)	15,240
10	Net capital	$ 602,521	$ 1,081,611	$ (479,090)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 36,833	$ 4,892	$ 31,941
12	Minimum dollar requirement	$ 100,000	$ 100,000	$ -
13	Net capital requirement	$ 100,000	$ 100,000	$ -
14	Excess net capital:			
	Net capital	$ 602,521	$ 1,081,611	$ (479,090)
	Less: Net capital requirement	(100,000)	(100,000)	-
	Total	$ 502,521	$ 981,611	$ (479,090)
15	Excess net capital at 1000 percent (Line 10 less the greater of 10% of line 19 or 120% of line 12)	$ 482,521	$ 961,611	$ (479,090)
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness	$ 552,474	$ 73,384	$ 479,090
20	Percent of aggregate indebtedness to net capital	92%	7%	85%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the accompanying Report of Independent Registered Public Accounting Firm.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3

TO THE MEMBER
PARACAP GROUP, LLC

In planning and performing our audit of the financial statements and supplemental information of ParaCap Group, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 27, 2012

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBER
PARACAP GROUP, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by ParaCap Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating ParaCap Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ParaCap Group, LLC's management is responsible for ParaCap Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 27, 2012